Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Saia, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-155805, 333-104929, 333-104694, 333-100649 and 333-188169) on Form S-8 of Saia, Inc. of our reports dated February 27, 2015 with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Saia, Inc.

/s/ KPMG LLP

Atlanta, Georgia
February 27, 2015